Exhibit 99.1

i-80 Gold Discovers High-Grade Gold-Sulphide Zone at Ruby Hill

45.4 g/t Au & 50.2 g/t Ag over 17.5 m

RENO, Nev., Aug. 2, 2023 /CNW/ - i-80 GOLD CORP. (TSX: IAU) (NYSE: IAUX) ("i-80", or the "Company") is pleased to announce the discovery of a new sulphide horizon ("Tyche Zone") carrying high-grade gold-silver mineralization from exploration drilling at the Company's 100%-owned Ruby Hill Property ("Ruby Hill" or "the Property") located in Eureka County, Nevada. The discovery was made in a previously untested area along the Graveyard Flats intrusive (stock) returning exceptional high-grade mineralization over a substantial intercept width, assaying 45.4 g/t Au and 50.2 g/t Ag over 17.5 m (1.32 oz/ton Au and 1.47 oz/ton Ag over 57.4 feet) in drill hole iRH23-18A.

  iRH23-18A: 45.4 g/t Au & 50.2 g/t Ag over 17.5 m including 95.9 g/t Au & 65.6 g/t Ag over 7.6 m

The new zone was intersected in the directional drilling program being completed at Ruby Hill to test the Blackjack deposit that is located under the Archimedes open pit. Strongly altered and brecciated intrusive rock was intersected along the margin of the Graveyard Flats Stock with visible gold, elevated sulphides (pyrite), and vuggy silica. A wedge hole (iRH23-18B) was also completed and intersected a broad zone of similar alteration approximately 60 metres down-dip of 18A with assays pending. No visible gold was visually identified in 18B. This new zone is located immediately east of the Blackjack deposit and to the northeast of the Hilltop Zones that were discovered late in the 2022 program (See Figure 1). These drill holes also intersected the Blackjack skarn zone that will be highlighted in a future press release.  The margin of the Graveyard Flats stock at depth was almost entirely untested by previous owners and this new sulphide target remains wide open for expansion.

"We have now made seven new discoveries at Ruby Hill since we began testing new targets on the Property in mid-2022.", stated Ewan Downie, CEO of i-80. "This program has discovered multiple styles of mineralization in a compact area proximal to the existing pit including high-grade polymetallic base metal (CRD), Zinc-skarn, Carlin-type gold, sediment-hosted disseminated gold, and now visible gold in intrusive.  This confirms our belief that Ruby Hill is host to a world-class mineralizing system and multiple high-priority anomalies identified from geophysical surveys remain untested."

The Company recently received approvals for the construction of new roads to provide access to additional drill pads on the property, allowing for the ability to expand drilling on multiple zones. Importantly, this approval also provides for new drill set-ups on the east side of the Archimedes pit that will provide for additional testing of the Tyche Zone by conventional drilling.

The Tyche Zone intercept displays visible gold and pyrite in a brecciated intrusive rock altered to vuggy silica and kaolinite. This style of mineralization may be related to a retrograde skarn assemblage or a form of high-sulphidation mineralization. In addition, the zone also contained strongly elevated tellurium and bismuth. Recent drilling at Ruby Hill suggests the Graveyard Flats stock is a multi-phase intrusive, with younger internal phases largely responsible for mineralization. A review of the historic drill database indicates this is the first intercept of this style of mineralization on the property. With little to no historic drilling into the Graveyard Flats stock it has become a primary target for additional mineralized zones. The Tyche zone is in close proximity to the Lower Jack (Carlin-type) gold zone that is not currently part of the current resource at Ruby Hill (See Figure 2). Additional drilling is currently being planned at the Tyche and Lower Jack gold zones with the potential to expand high-grade gold resources at Ruby Hill.

In addition to drilling, geophysical surveys are being completed to cover the Hilltop Corridor to the FAD deposit that was acquired earlier in the year with the takeover of Paycore Minerals. The Hilltop Corridor is a 1.5 km long, alluvial covered trend immediately south of the Archimedes pit. It is believed to be host to multiple feeder fault structures and is largely untested by previous drilling owing to the alluvial cover. The identification of what appears to be a major northwest striking fault structure that is closely associated with the discovery of the Hilltop Zones confirm the Company's geological teams' model that the Ruby Hill Property could be host to multiple types of mineralization and several large-scale deposits.

Multiple types of mineralization have been identified in the Hilltop Corridor including skarn (Blackjack), CRD (Hilltop/FAD/historic mines), distal disseminated Au-Ag (Mineral Point), Carlin-type gold (Ruby Deeps/428) and the recent discovery of visible gold in intrusive (Tyche).

Figure 1 – Hilltop Corridor Surface Plan (CNW Group/i-80 Gold Corp)

Figure 2 – Cross Section Hilltop Target (CNW Group/i-80 Gold Corp)

Table 1 – Highlight New Assay Results from the Upper Hilltop Zone

UTM	Drillhole ID		East m	North m	Elevation m	Azimuth	Dip
NAD83 Zone 11	iRH23-18A		588154	4375786	1962	231	-48
Drillhole ID	Zone	Type	From (m)	To (m)	Length (m)	Au (g/t)	Ag (g/t)
iRH23-18A	Tyche	Core	551.8	569.6	17.5	45.4	50.2
Including	Tyche	Core	561.7	569.3	7.6	95.9	65.6
True widths unknown.

The Eureka (Ruby Hill) Mining District has a history of high-grade polymetallic CRD production that began in the 1860's and spanned a period of more than one hundred years.  Historic mined grades rank amongst the highest for any CRD district in the world. Since the 1960's, the CRD potential of the Eureka District has been largely overlooked in favour of exploration for Carlin-type gold deposits and the Company considers the opportunity to be substantial. The Ruby Hill Property is one of the Company's primary assets and is host to the core processing infrastructure within the Eureka District of the Battle Mountain-Eureka Trend including an idle leach plant, an active heap leach facility, and is host to multiple gold, gold-silver and polymetallic (base metal) deposits.

The Company has submitted for approval its plan to develop an underground mine at Ruby Hill with mineralization accessed via a ramp from the Archimedes open pit. Work is also progressing for the completion of updated mineral resource estimates (gold and polymetallic zones) and an initial economic study for the gold zones (only).

Please click here for further information on abbreviations and conversions referenced in this press release.

QAQC Procedures

All samples were submitted to American Assay Laboratories (AAL) of Sparks, NV, which is an ISO 9001 and 17025 certified and accredited laboratory, independent of the Company. Samples submitted through AAL and are run through standard prep methods and analysed using FA-PB30-ICP (Au; 30g fire assay) and IO-4AB32 (35 element suite; 0.5g 4-acid ICP-OES+MS). Select high-grade gold samples were also completed with metallic screen fire assays using G-FASFAu11. AAL undertakes their own internal coarse and pulp duplicate analysis to ensure proper sample preparation and equipment calibration. i-80 Gold Corp's QA/QC program includes regular insertion of CRM standards, duplicates, and blanks into the sample stream with a stringent review of all results.

Qualified Person

Tyler Hill, CPG-12146, Chief Geologist at i-80 is the Qualified Person for the information contained in this press release and is a Qualified Person within the meaning of National Instrument 43-101.

About i-80 Gold Corp.

i-80 Gold Corp. is a well-financed, Nevada-focused, mining company with a goal of achieving mid-tier gold producer status through the development of multiple deposits within the Company's advanced-stage property portfolio with processing at i-80's centralized milling facility that includes an autoclave.

Certain statements in this release constitute "forward-looking statements" or "forward-looking information" within the meaning of applicable securities laws, including but not limited to, the expansion or mineral resources at Ruby Hill and the potential of the Ruby Hill project. Such statements and information involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the company, its projects, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved. These statements reflect the Company's current expectations regarding future events, performance and results and speak only as of the date of this release.
Forward-looking statements and information involve significant risks and uncertainties, should not be read as guarantees of future performance or results and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements or information, including, but not limited to: material adverse changes, unexpected changes in laws, rules or regulations, or their enforcement by applicable authorities; the failure of parties to contracts with the company to perform as agreed; social or labour unrest; changes in commodity prices; and the failure of exploration programs or studies to deliver anticipated results or results that would justify and support continued exploration, studies, development or operations.

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SOURCE i-80 Gold Corp

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%CIK: 0001853962

For further information: Ewan Downie - CEO, Matt Gili - President & COO, Matthew Gollat - Executive Vice-President, 1.866.525.6450, Info@i80gold.com, www.i80gold.com

CO: i-80 Gold Corp

CNW 06:00e 02-AUG-23